                                                                   Exhibit 4(s)

                PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
                       (A Prudential Financial Company)
                      [ONE CORPORATE DRIVE, P.O. BOX 883
                          SHELTON, CONNECTICUT 06484]

         [HIGHEST DAILY LIFETIME SEVEN WITH BENEFICIARY INCOME OPTION]
                              SCHEDULE SUPPLEMENT

ANNUITY NUMBER: [001-0001]

EFFECTIVE DATE: [Issue Date of the Annuity]

[[SPOUSAL] DESIGNATED LIFE/LIVES]:

   [John Doe] DATE OF BIRTH: [February 21, 1945]
   [[Mary Doe] DATE OF BIRTH: [January 1, 1946]]

ROLL-UP RATE: [7.0% per year]

ANNUAL INCOME PERCENTAGE:

             [Attained Age of   Annual   Attained Age of   Annual
             Single             Income   Younger Spousal   Income
             Designated Life  Percentage Designated Life Percentage
             ---------------- ---------- --------------- ----------
               Less than 75..     5%      Less than 80       5%
               75 - 79.......     6%           80 - 84       6%
               80 - 84.......     7%           85 - 89       7%
               85 or more....     8%        90 or more       8%]

MINIMUM GUARANTEE PAYMENT: [$100]

PERIODIC VALUE CUT-OFF DATE: [The [Tenth] Anniversary of the Effective Date]

TRANSFER ACCOUNT: [AST Investment Grade Bond Portfolio]. If this portfolio is discontinued, we will substitute a successor portfolio, if there is one. Otherwise, we will substitute a comparable portfolio. We will obtain any required regulatory approvals prior to substitution of the portfolio.

CHARGE FOR THE RIDER: [You have elected this Rider on a [Single Designated Life] basis. You have elected this Rider [with] the Beneficiary Income Option. Therefore the charge for the Rider is an annual rate of [0.95]%.]

ANNUITY PAYMENT TABLE: [The Annuity Payment Table below is used to compute the minimum annual amount of a single life annuity payment with 10 payments certain per $1,000 applied. We used the Annuity 2000 Valuation Mortality Table and an interest rate of [3]% per year in preparing the Annuity Payment Table.

             Single Life Annuity Payment with 10 Payments Certain

                               Age  Male  Female
                               --- ------ ------
                               55   51.73  48.45
                               60   57.13  53.16
                               65   64.10  59.34
                               70.  72.70  67.44
                               75.  82.61  77.73
                               80   92.88  89.43
                               85  101.87 100.19
                               90  108.28 107.58
                               95. 112.09 111.74

         [HIGHEST DAILY LIFETIME SEVEN WITH BENEFICIARY INCOME OPTION]
                        SCHEDULE SUPPLEMENT (CONTINUED)

The Annuity Payment Table below is used to compute the minimum annual amount of a joint and last survivor life annuity payment with 10 payments certain per $1,000 applied. We used the Annuity 2000 Valuation Mortality Table and an interest rate of [3]% per year in preparing the Annuity Payment Table.

Joint and Last Survivor Life Annuity Payment with 10 Payments Certain

                                       Female Age
                    55    60    65    70    75    80    85     90     95
                   ----- ----- ----- ----- ----- ----- ----- ------ ------
               55  44.37 46.22 47.90 49.28 50.32 51.02 51.42  51.61  51.70
               60  45.61 48.12 50.58 52.78 54.56 55.80 56.55  56.91  57.07
     Male Age: 65  46.61 49.77 53.14 56.44 59.36 61.56 62.95  63.66  63.97
               70  47.34 51.06 55.33 59.91 64.35 68.03 70.51  71.84  72.45
               75  47.83 51.97 56.99 62.81 68.97 74.58 78.68  81.01  82.13
               80  48.14 52.55 58.12 64.93 72.72 80.42 86.51  90.20  92.06
               85  48.31 52.89 58.78 66.27 75.28 84.78 92.81  97.93 100.62
               90  48.40 53.06 59.12 66.99 76.74 87.48 96.96 103.24 106.65
               95  48.44 53.13 59.28 67.32 77.46 88.88 99.24 106.27 110.17

For purposes of determining annuity payments using the above Annuity Payment Tables, we use the Annuitant's age on his/her last birthday on the date of the first payment, minus the applicable age set back. The age set backs are shown below and are based on the date of the first payment. The age set back does not exceed the age of the Annuitant.

Annuitization Year Attained Age Set Back

2007 - 2009 1
2010 - 2019 2
2020 AND LATER 3]

         [HIGHEST DAILY LIFETIME SEVEN WITH BENEFICIARY INCOME OPTION]
                        SCHEDULE SUPPLEMENT (CONTINUED)

                         TRANSFER CALCULATION FORMULA

    [The following are the Terms and Definitions referenced in the Transfer
                             Calculation Formula:

       o C\\u\\ the upper target is established on the Effective Date and is not changed for the life of the guarantee.

       o C\\t\\ the target is established on the Effective Date and is not changed for the life of the guarantee.

       o C\\l\\ the lower target is established on the Effective Date and is not changed for the life of the guarantee.

   o L the target value as of the current Valuation Day.

   o r the target ratio.

   o a the factors used in calculating the target value. These factors are established on the

   Effective Date and are not changed for the life of the guarantee.

o V\\V\\ the total value of all elected Sub-accounts in the Annuity.

o V\\F\\ the total value of all elected Fixed Rate Options in the Annuity

o B the total value of all Transfer Account allocations.

       o P the Income Basis. Prior to the first withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first withdrawal were taken on the date of calculation. After the first withdrawal, the Income Basis equals the greatest of (1) the Account Value on the date of calculation; (2) the Protected Withdrawal Value on the date of the first withdrawal after the Effective Date, increased for subsequent additional Adjusted Purchase Payments and adjusted proportionally for Excess Income; or (3) the highest quarterly Account Value prior to the date of calculation.

       o T the amount of a transfer into or out of the Transfer Account.

Target Value Calculation:

On each Valuation Day, a target value (L) is calculated, according to the following formula. If the Account Value (V\\V\\ + V\\F\\) is equal to zero, no calculation is necessary.

Target values are subject to change for new elections of the Rider on a going-forward basis.

   L = 0.05 * P * a

Transfer Calculation:

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

   Target Ratio r = (L - B) / (V\\V\\ + V\\F\\).

      . If r > C\\u\\, assets in the elected Sub-accounts and elected Fixed Rate Options are transferred to the Transfer Account.

      . If r < C\\l\\, and there are currently assets in the Transfer Account (B > 0), assets in the Transfer Account are transferred to the elected Sub-accounts.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T = {Min ((V\\V\\ + V\\F\\), [L - B - (V\\V\\ +  Money is transferred from the
V\\F\\) * C\\t\\] / (1 - C\\t\\))}               elected Sub-accounts and
                                                 Fixed Rate Options to the
                                                 Transfer Account
T = {Min (B, - [L - B -(V\\V\\ + V\\F\\)*        Money is transferred from the
C\\t\\] / (1 - C\\t\\))}                         Transfer Account to the
                                                 elected Sub-accounts]